UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Markforged Holding Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57064N102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners Growth Equity Fund IX-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,886,205
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,886,205

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,886,205
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.48%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 198,415,076 shares of common stock, $0.0001 par value per share (“Common Stock”) outstanding as of November 13, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund IX-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,548,423
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,548,423

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,548,423
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.80%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons Summit Investors GE IX/VC IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 82,285
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 82,285

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,285
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons Summit Investors GE IX/VC IV (UK), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,415
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,415
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

1.	Names of Reporting Persons Summit Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,595,201
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,595,201

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,595,201
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 7.36%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

Item 1(a).	Name of Issuer

Markforged Holding Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

60 Tower Road

Waltham, MA 02451

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Summit Partners Growth Equity Fund IX-A, L.P.

(ii)	Summit Partners Growth Equity Fund IX-B, L.P.

(iii)	Summit Investors GE IX/VC IV, LLC

(iv)	Summit Investors GE IX/VC IV (UK), L.P.

(v)	Summit Partners, L.P.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

222 Berkeley Street, 18th Floor

Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number

57064N102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held by Summit Partners Growth Equity Fund IX-A, L.P. (8,886,205 shares), Summit Partners Growth Equity Fund IX-B, L.P. (5,548,423 shares), Summit Investors GE IX/VC IV, LLC (82,285 shares), Summit Investors GE IX/VC IV (UK), L.P. (10,415 shares), and Michael Medici for the benefit of Summit Partners, L.P. (67,873 shares). Summit Master Company, LLC is (i) the general partner of Summit Partners, L.P., which is the managing member of Summit Partners GE IX, LLC, which is the general partner of Summit Partners GE IX, L.P., which is the general partner of Summit Partners Growth Equity Fund IX-A, L.P. and Summit Partners Growth Equity Fund IX-B, L.P., and (ii) the managing member of Summit Investors Management, LLC, which is the general partner of Summit Investors GE IX/VC IV (UK), L.P. and the manager of Summit Investors GE IX/VC, LLC. Summit Master Company, LLC, as the general partner of Summit Partners, L.P. and as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power of the shares held directly by Summit Partners Growth Equity Fund IX-A, L.P., Summit Partners Growth Equity Fund IX-B, L.P., Summit Investors GE IX/VC IV (UK), L.P., and Summit Investors GE IX/VC IV, LLC, to Summit Partners, L.P. and its three-person investment committee responsible for investment decisions with respect to the Company’s securities, currently composed of Peter Chung, Scott Collins and Len Ferrington, who act by a majority vote and may each be deemed to share voting, investment and dispositive power with respect to these securities but disclaim such beneficial ownership. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

SUMMIT PARTNERS GROWTH EQUITY FUND IX-A, L.P.

By: Summit Partners GE IX, L.P.
Its: General Partner

By: Summit Partners GE IX, LLC
Its: General Partner

*
Authorized Signatory

SUMMIT PARTNERS GROWTH EQUITY FUND IX-B, L.P.

By: Summit Partners GE IX, L.P.
Its: General Partner

By: Summit Partners GE IX, LLC
Its: General Partner

*
Authorized Signatory

SUMMIT INVESTORS GE IX/VC IV, LLC

By: Summit Investors Management, LLC
Its: Manager

By: Summit Master Company, LLC
Its: Managing Member

*
Authorized Signatory

SUMMIT INVESTORS GE IX/VC IV (UK), L.P.

By: Summit Investors Management, LLC
Its: General Partner

By: Summit Master Company, LLC
Its: Managing Member

*
Authorized Signatory

SUMMIT PARTNERS, L.P.

By: Summit Master Company, LLC
Its: General Partner

*
Authorized Signatory

* By:	/s/ Adam H. Hennessey
Adam H. Hennessey
Power of Attorney**

**	Pursuant to Powers of Attorney incorporated by reference to Exhibit B.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 9, 2022, incorporated by reference to the Schedule 13G filed February 10, 2022.

Exhibit B	Powers of Attorney, incorporated by reference to the Schedule 13G filed February 10, 2022.